Exhibit 99.1

Press Release
Ceragon Announces Public Offering of Ordinary Shares

CERAGON NETWORKS ANNOUNCES PUBLIC OFFERING OF ITS ORDINARY SHARES

Paramus, New Jersey, July 28, 2014 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 high-capacity wireless hauling specialist today announced that it is offering to sell its ordinary shares in an underwritten public offering. Needham & Company, LLC is acting as lead book-running manager with Oppenheimer & Co. Inc. as co-book runner on the offering.

Ceragon intends to use the net proceeds of the offering for general corporate purposes.

The shares described above are being offered by Ceragon pursuant to a registration statement on Form F-3, including a base prospectus, previously filed with and subsequently declared effective by the Securities and Exchange Commission (the “SEC”). A preliminary prospectus supplement relating to the offering has also been filed with the SEC and is available on the SEC’s website at http://www.sec.gov. Copies of the preliminary prospectus supplement and accompanying base prospectus relating to this offering may also be obtained from Needham & Company, LLC, 445 Park Avenue, New York, NY 10022, via telephone at (800) 903-3268 or by email to prospectus@needhanco.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 high-capacity wireless hauling specialist.  We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity solutions use microwave technology to transfer voice and data traffic, while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor
This press release contains statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “expects,” “intends,” “potential” or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with increased working capital needs; risks associated with the ability of Ceragon to meet its liquidity needs; risks associated with the ability of Ceragon to successfully complete its announced follow on public offering;  the risk that sales of Ceragon’s new IP-20 products will not meet expectations;, risks associated with doing business in Latin America, including currency export controls and recent economic concerns;~~,~~ risks relating to the concentration of our business in developing nations; the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities; and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:		Media:
Aviram Steinhart or	Claudia Gatlin	Jonathon Gordon
+972 3 5431 443	+1 201 853 0228	+972 3 5431 480
avirams@ceragon.com	claudiag@ceragon.com	jonathang@ceragon.com